Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following ads have been made available to employees:

FACEBOOK ADS INTRO SCREEN
TRANSCRIPTS OF VIDEO ADS

VCS merger video ad:

Duane Twining
If there is a way for us to make that plant work, we would be here, we would do it, but, you know, we got left at the altar.

Mary Sale
We are where we are. We're at this point and we need to figure out a path forward.

Jason Galloway
You know you're talking about thousands of jobs, thousands of families, thousands of taxpayers that are gonna be affected by whether this deal goes through or not.

Geoff Steele
I believe that it is, it provides the best solution to the most people.

Mary Sale
Try to look at the positives of bringing Dominion in versus having SCE&G, SCANA go through a struggling issue of having to reduce cost in other ways.

Amanda Smith
We're gonna have closure to this whole thing and we'll be looking towards a much better future.

Mary Sale
Let's move forward. What can we do now? So that's why this Dominion deal is something that is so positive that to take that away would just be detrimental to the company.

SCE&G (South Carolina Electric & Gas)

Sponsored ·

Moving forward with the proposed Dominion Energy merger is a good plan for customers and for SCANA's dedicated employees.

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Additional Information

In connection with the proposed transaction, Dominion Energy... More

dominionenergysouth.com

What is the best way forward for SCANA?

Here's what you need to know.

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Merger video ad:

Bill Eisele
From everything that I've seen, Dominion is a good company and I think, I think Dominion will be a great match for SCE&G.

Jillian Long
I thought it was a great resolution that we could come to as a company.

Annette Burnette
Given the situation it's ah, it's the right thing to do, to be able to move forward.

Harry Brown
I think it's a great idea.

Linda Caldwell
It's a relief honestly because I really hate to see our company um, be in detriment.

Robert Hawkins
I feel like Dominion’s here to help.

Suneetha Guntupalli
This is the best solution we have right now based on our situation right now.

Bill Eisele
I'm hoping the legislators recognize the fact this is a good offer and can proceed

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.